

April 21, 2011

Via E-mail
Brian F. Maxted
Chief Executive Officer
Kosmos Energy Ltd.
8176 Park Lane, Suite 500
Dallas, Texas 75231

> **Re:** **Kosmos Energy Ltd.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 14, 2011**
> **File No. 333-171700**

Dear Mr. Maxted:

We have reviewed your letter dated April 19, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Results of Operations, page 60

Year Ended December 31, 2010 vs. 2009, page 60

Doubtful Accounts Expense, page 61

1.      We note your response to prior comments one through five. Please expand your critical accounting policies discussion within management's discussion and analysis, and

elsewhere as applicable, to provide the following:

- explain why provisions for default were not contemplated in the 2004 EO Agreement,
- explain how the potential sale of the EO Group's interest in the WCTP Petroleum Agreement will impact the recovery of the reimbursable portion of the EO Group's carried interest,
- explain if you intend to bring a breach of contract dispute in an international arbitration proceeding against the EO Group, if you do not, explain why not,
- given the commencement of production at Jubilee, and the sale of the EO Group's oil production, explain in more detail why you do not expect to fully recover the reimbursable portion of the EO Group's carried interest,
- explain the specific facts and circumstances that led you to conclude that an allowance of $39.8 million is the best estimate of the potential uncollectible amounts at December 31, 2010, and
- explain what specific factors will allow you to recover the remaining unreserved balance.

As part of your response, please file as an exhibit the EO Agreement that establishes your obligation to carry EO Group's 3.5% interest.

Notes to Consolidated Financial Statements, page F-8

Note 16 Income Taxes, page F-31

2.  We note your response to prior comments 10 and 11.  Please expand your disclosure to discuss the significant assumptions and estimates made that led you to conclude that at December 31, 2010 it was more likely than not the deferred tax asset for your Ghana operations would be realized.  Such disclosure should include, but not be limited to, the information provided in your response, and that discussed via teleconference with the Staff on April 20, 2011.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments.  You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters.  Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Mark C. Shannon  -for-

H. Roger Schwall
Assistant Director